Exhibit 21.1

SUBSIDIARIES OF THE COMPANY AND
OWNERSHIP OF SUBSIDIARY STOCK

NAME OF SUBSIDIARY	STATE OF INCORPORATION	% OF SHARES OWNED BY THE CORPORATION*

Wabash National Trailer Centers, Inc.	Delaware	100%
Wabash National, L.P.	Delaware	100%
Wabash National Services, L.P.	Delaware	100%
Continental Transit Corporation	Indiana	100%
Walker Stainless Equipment Co., LLC	Delaware	100%
Bulk Solutions, LLC	Texas	100%
Brenner Tank LLC	Wisconsin	100%
Wabash International Holdings, Inc.	Delaware	100%
Supreme Insurance Company, Inc.	Nevada	100%
Supreme Corporation	Texas	100%
SC Tower Structural Laminating, Inc.	Texas	100%
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*Includes both direct and indirect ownership by Wabash National Corporation